UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Safe Bulkers, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Y7388L103
(CUSIP Number)

Ioannis Bertsis
Authorized Representative
Vorini Holdings Inc.

Apt. No. D11, Les Acanthes

6 Avenue des Citronniers, MC98000

Monaco

+377 93 25 05 75

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y7388L103

1	NAMES OF REPORTING PERSONS Vorini Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 46,426,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 46,426,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,426,015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.54%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* This calculation is based on 76,682,148 shares of common stock of Safe Bulkers, Inc. outstanding as of September 30, 2013, as described in the Nine-Month Period Ended September 30, 2013 Unaudited Interim Condensed Consolidated Financial Report of Safe Bulkers, Inc., filed on Form 6-K on November 12, 2013.

CUSIP No. 313400301

1	NAMES OF REPORTING PERSONS Polys Hajioannou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 47,426,015
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 47,426,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,426,015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.85%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* This calculation is based on 76,682,148 shares of common stock of Safe Bulkers, Inc. outstanding as of September 30, 2013, as described in the Nine-Month Period Ended September 30, 2013 Unaudited Interim Condensed Consolidated Financial Report of Safe Bulkers, Inc., filed on Form 6-K on November 12, 2013.

CUSIP No. 313400301

1	NAMES OF REPORTING PERSONS Nicolaos Hadjioannou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 46,426,015
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 46,426,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,426,015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.54%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* This calculation is based on 76,682,148 shares of common stock of Safe Bulkers, Inc. outstanding as of September 30, 2013, as described in the Nine-Month Period Ended September 30, 2013 Unaudited Interim Condensed Consolidated Financial Report of Safe Bulkers, Inc., filed on Form 6-K on November 12, 2013.

CUSIP No. 313400301

1	NAMES OF REPORTING PERSONS Bellapais Maritime Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.30%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* This calculation is based on 76,682,148 shares of common stock of Safe Bulkers, Inc. outstanding as of September 30, 2013, as described in the Nine-Month Period Ended September 30, 2013 Unaudited Interim Condensed Consolidated Financial Report of Safe Bulkers, Inc., filed on Form 6-K on November 12, 2013.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock of Safe Bulkers, Inc., a Marshall Islands corporation (the “Issuer”). The representation office in Greece of the Issuer is located at: 30-32 Avenue Karamanli, 16605 Voula, Athens, Greece.

As of November 25, 2013, the Reporting Persons (defined below) beneficially owned an aggregate of 47,426,015 shares of common stock, representing approximately 61.85% of the outstanding shares of common stock of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by:

1.	Vorini Holdings Inc., a Marshall Islands corporation (“Vorini”);

2.	Polys Hajioannou, an individual and citizen of the United Kingdom;

3.	Nicolaos Hadjioannou, an individual and citizen of the United Kingdom; and

4.	Bellapais Maritime Inc., a Marshall Islands corporation (“Bellapais” and together with Vorini, Polys Hajioannou and Nicolaos Hadjioannou, collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, date as of November 25, 2013, a copy of which is attached hereto as Exhibit 99.1.

(b)

The address of the principal business and principal office of each of the Reporting Persons is Apt. No. D11, Les Acanthes, 6 Avenue des Citronniers, MC98000, Monaco.

(c)

Vorini’s principal business is serving as a holding company through which its shareholders engage in shipping investments.

Polys Hajioannou’s principal occupation is serving as Chairman and Chief Executive Officer of the Issuer.

Nicolaos Hadjioannou’s principal occupation is as an investor in shipping-related businesses.

Bellapais’s principal business is serving as a holding company through which its shareholders engage in shipping investments.

(d), (e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A significant portion of the shares of common stock owned by Vorini were acquired prior to the initial public offering of the Issuer. Subsequent to the initial public offering of the Issuer, Vorini and Bellapais each have acquired additional shares of common stock of the Issuer funded through dividends on shares of the Issuer that were reinvested and the capital of their respective shareholders.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, price levels of shares of the common stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the common stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a), (b)

Based upon the Nine-Month Period Ended September 30, 2013 Unaudited Interim Condensed Consolidated Financial Report of the Issuer, filed on Form 6-K on November 12, 2013, as of September 30, 2013, there were 76,682,148 shares of the common stock outstanding.

Based on the foregoing, the 47,426,015 shares of the common stock beneficially owned by the Reporting Persons represent approximately 61.85% of the shares of the common stock issued and outstanding.

Vorini may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 46,426,015 shares of common stock. By virtue of shares owned indirectly through Vorini and Bellapais, Polys Hajioannou may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 47,426,015 shares of common stock. By virtue of shares owned indirectly through Vorini, Nicolaos Hadjioannou may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 46,426,015 shares of common stock. Bellapais may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,000,000 shares of common stock.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons own any shares of the common stock other than the Subject Shares covered in this statement on Schedule 13D.

(c)

The following is the only transaction in shares of common stock effected in the past sixty days by the Reporting Persons. Except as set forth below, within the last 60 days, no reportable transactions were effected by any Reporting Person.

Pursuant to a Common Stock Subscription Agreement, dated as of November 13, 2013, between Bellapais and the Issuer, Bellapais acquired 1,000,000 shares of common stock on November 18, 2013, at a price per share of $7.43 in a private offering. The transaction was entered into concurrently with a public offering by the Issuer.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the common stock covered by this statement on Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated as of November 25, 2013, among Vorini Holdings Inc., Polys Hajioannou, Nicolaos Hadjioannou and Bellapais Maritime Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2013

VORINI HOLDINGS INC.

by
/s/ George Papadopoulos
Name: George Papadopoulos
Title: President and Director

Polys Hajioannou
/s/ Polys Hajioannou

Nicolaos Hadjioannou
/s/ Nicolaos Hadjioannou

Bellapais Maritime Inc.

by
/s/ Polys Hajioannou
Name: Polys Hajioannou
Title: President

EXHIBIT INDEX

Exhibit	Description
99.1	Joint Filing Agreement, dated as of November 25, 2013, among Vorini Holdings Inc., Polys Hajioannou, Nicolaos Hadjioannou and Bellapais Maritime Inc.